Exhibit 99.3

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian National Railway Company

We consent to the incorporation by reference of our Reports of Independent Registered Public Accounting Firm both dated February 1, 2013 with respect to the consolidated balance sheets of Canadian National Railway Company (the “Company”) as at December 31, 2012 and 2011 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and  the effectiveness of internal control over financial reporting as of December 31, 2012, in this annual report on Form 40-F of the Company for the year ended December 31, 2012.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-163862, No. 333-163860, No. 333-131856, No. 333-71270, No. 333-53420, No. 333-53422 and No. 333-59337) on Form S-8 of the Company and in the registration statement (No. 333-177633) on Form F-9 of the Company.

/s/ KPMG LLP*

KPMG LLP

February 1, 2013

Montréal, Canada

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*FCPA auditor, FCA, public accountancy permit No. A106087

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.